NO ACT

PE
2-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010565

February 2, 2010

John K. Molen
Bradley Arant Boult Cummings LLP
One Federal Place
1819 Fifth Avenue North
Birmingham, AL 35203-2119

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-02-2010

Re: Energen Corporation

Dear Mr. Molen:

This is in regard to your letter dated February 2, 2010 concerning the shareholder proposal submitted by Miller/Howard Investments, Inc. for inclusion in Energen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Energen therefore withdraws its December 29, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Luan Steinhilber
Director of Social Research
and ESG Analyst
Miller/Howard Investments, Inc.
P.O. Box 549
324 Upper Byrdcliffe Rd.
Woodstock, NY 12498



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

February 2, 2010

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Withdrawal of No-Action Request dated December 29, 2009 with respect to Shareholder Proposal of Miller/Howard Investments, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Energen Corporation ("Energen"), pursuant to Staff Legal Bulletin No. 14 (July 13), to notify the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that Energen hereby withdraws its no-action request submitted to the Staff on December 29, 2009 with respect to the shareholder proposal and statement in support thereof (the "Proposal") submitted by Miller/Howard Investments, Inc. (the "Proponent"). The Proponent has withdrawn the Proposal by letter to the Commission dated February 1, 2010, copies of which were also sent to Energen and the undersigned. A copy of the Proponent's withdrawal letter is attached hereto as Exhibit A.

Should the Staff have any questions or require further information, please do not hesitate to call either me at (205) 521-8238 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,

John K. Molen

JKM/lk
cc: Ms. Luan Steinhilber (via e-mail, facsimile and Federal Express)
Director of Social Research
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498
E-mail: luan@mhinvest.com
Fax: (845) 679-5862

1/1994757.1

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

EXHIBIT A

Letter of Miller/Howard Investments, Inc. dated February 1, 2010


Miller/Howard
INVESTMENTS, INC

February 1, 2010

Via email (shareholderproposals@sec.gov) and US Mail
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Withdrawal Notification

Ladies and Gentlemen:

This letter serves as notification that Miller/Howard Investments, Inc. ("Miller/Howard") is formally withdrawing its resolution submitted to Energen Corporation ("Energen") on November 24, 2009.

It is our intention to continue to pursue the issues submitted in our shareholder resolution in a dialogue with the company and, if necessary, Miller/Howard intends to file a proposal next year with Energen, if a dialogue proves to be unsuccessful.

Sincerely,

Luan Steinhilber
Director of Social Research
and ESG Analyst

cc: Mr. John K. Molen (via FAX and US Mail)
Bradley Arant Boult Cummings LLP

J. David Woodruff, General Counsel and Secretary (via FAX and US Mail)
Energen Corporation

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Miller/Howard
INVESTMENTS, INC

February 1, 2010

Via email (shareholderproposals@sec.gov) and US Mail
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Withdrawal Notification

Ladies and Gentlemen:

This letter serves as notification that Miller/Howard Investments, Inc. ("Miller/Howard") is formally withdrawing its resolution submitted to Energen Corporation ("Energen") on November 24, 2009.

It is our intention to continue to pursue the issues submitted in our shareholder resolution in a dialogue with the company and, if necessary, Miller/Howard intends to file a proposal next year with Energen, if a dialogue proves to be unsuccessful.

Sincerely,



Luan Steinhilber
Director of Social Research
and ESG Analyst

cc: Mr. John K. Molen (via FAX and US Mail)
Bradley Arant Boult Cummings LLP

J. David Woodruff, General Counsel and Secretary (via FAX and US Mail)
Energen Corporation

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

December 29, 2009

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of Energen Corporation, an Alabama corporation (the "Company" or "Energen"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Miller/Howard Investments, Inc. (the "Proponent" or "Miller/Howard") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of stockholders (the "2010 Meeting").

Pursuant to Rule 14a-8(j) under the Exchange Act on behalf of the Company I have:

(a) filed this letter with the Commission no later than eighty (80) days before the date (March 19, 2009) the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

(b) concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Accompanying this request are the following items:

1. Initial correspondence from Miller/Howard received by the Company by Federal Express on November 25, 2009 containing:

(a) Letter of Miller/Howard dated November 24, 2009 (the "Proposal Letter") (Exhibit A);

(b) The Proposal and the Supporting Statement (Exhibit B); and

(c) Letter of Fifth Third Institutional Services ("Fifth Third") dated November 23, 2009 confirming ownership of $2,000 in market value of voting securities of Energen as of November 23, 2009 and for more than one year prior thereto by Elm Lawn Cemetery Trust ("Elm Lawn Trust") and indicating that Miller/Howard acts as manager for Elm Lawn Trust (Exhibit C).

2. Letter of Energen dated December 4, 2009 (transmitted on that date by facsimile, email and Federal Express) requesting documentation for Miller/Howard's claim of ownership (Exhibit D).

3. Response to Energen's letter from Miller/Howard received by the Company by facsimile on December 16, 2009 (with copy sent by Federal Express and received on December 17, 2009) containing:

(a) Letter of Miller/Howard dated December 16, 2009 (Exhibit E);

(b) Copy of the Managed Account Application of Elm Lawn Cemetery Care Fund ("Elm Lawn Fund") (Exhibit F);

(c) Copy of Managed Account Agreement with Elm Lawn Cemetery ("Elm Lawn Cemetery") (Exhibit G); and

(d) Letter of Fifth Third dated December 14, 2009 confirming ownership of 1,770 shares of voting securities of Energen for more than one year prior to November 23, 2009 (constituting in excess of $2,000 in market value for the entirety of such period) by Elm Law Trust (Exhibit H).

In accordance with Rule 14a-8(j), a copy of this submission is being set via electronic mail simultaneously to the Proponent, as well as by overnight delivery service.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal requests that the Company's "Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing (1) the environmental impact of fracturing operations of Energen Corporation; (2) potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement received on November 25, 2009 may properly be excluded from the Proxy Materials for the 2010 Meeting pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided the requisite proof of share ownership in response to the Company's proper request for the information.

Analysis

In the Proposal Letter, Miller/Howard stated that it

> "is a beneficial owner of more than 2,000 shares and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Enclosed is a letter from Fifth Third Institutional Services, acting custodian for the Elm Lawn Cemetery Trust with Miller/Howard Investments, Inc., confirming beneficial ownership of at least $2,000 of the shares held by Miller/Howard Investments, Inc."

In support of this assertion, Miller/Howard provided a letter dated November 23, 2009 (the day prior to the date of the Proposal Letter) from Fifth Third stating that it acts as custodian for Elm Lawn Trust with Miller/Howard as manager for that portfolio. Fifth Third further confirmed that

> "Elm Lawn Cemetery Trust has beneficial ownership of at least $2,000 in market value of the voting securities of Energen Corporation and that such beneficial ownership has existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934."

Because Miller/Howard was not a record owner of its voting securities, on December 4, 2009, Energen sent a letter by facsimile and email (with a copy by Federal Express) notifying Miller/Howard that it had failed to satisfy the eligibility requirements necessary for the inclusion of the Proposal and Supporting Statement in the Proxy Materials for the 2010 Meeting. *See* Exhibit D. Specifically, Energen advised Miller/Howard as follows:

> "The Fifth Third Letter indicates that Miller/Howard is the manager for the portfolio of Elm Lawn Cemetery Trust, but does not indicate that

Miller/Howard itself holds shares of voting securities of Energen. Because Miller/Howard does not itself hold the requisite amount of voting securities, it does not appear to meet the eligibility requirements to submit a proposal under Rule 14a-8.

"Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Energen by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the Company's annual meeting.

"In order for your proposal to be properly submitted, you must provide us with the proper written evidence that Miller/Howard itself met the share ownership and holding requirements for Rule 14a-8(b), including providing us with the number of shares held by Miller/Howard as we are required under Rule 14a-8(l) to be able to furnish such information to any shareholder requesting it if your proposal is included in Energen's proxy statement for the 2010 Annual Meeting, and in order for us to be able to verify compliance with the eligibility requirements."

In the alternative, Energen advised Miller/Howard that if it were intending to submit the Proposal on behalf of Elm Lawn Trust, Miller/Howard would need to provide Energen with evidence that at the time Miller/Howard submitted the Proposal it was authorized to submit a proposal on behalf of Elm Lawn Trust, as well as Elm Lawn Trust's statement that it intended to hold such voting securities through the date of the 2010 Meeting.

Energen further advised Miller/Howard that the letter from Fifth Third dated November 23, 2009 did not confirm ownership by Elm Lawn Trust continuously through the date the Proposal was submitted because the letter from Fifth Third was dated prior to the date of the Proposal Letter.

In response to Energen's letter, Miller/Howard sent a letter to the Company dated December 16, 2009 by facsimile and Federal Express (*see* Exhibit E) in which Miller/Howard asserted that because it had authority under its agreements with Elm Lawn Trust, copies of which were attached (*see* Exhibits F and G, although such agreements appear to be with "Elm Lawn Cemetery Care Fund" and "Elm Lawn Cemetery" rather than with the Elm Lawn Cemetery Trust identified in the letters from Fifth Third – *see* Exhibits C and H), it was a beneficial owner of the securities owned by Elm Lawn Trust under Rule 13d-3 under the Exchange Act and, therefore, entitled to submit a shareholder proposal itself.

Miller/Howard also submitted a new letter from Fifth Third dated December 14, 2009 (*see* Exhibit H), indicating that Elm Lawn Trust held 1,770 shares of the voting securities of Energen for more than one year prior to November 23, 2009 (again, the date before the date of the Proposal Letter), but such letter does not state that Elm Lawn Trust held such shares on November 24, 2009, the date of the Proposal Letter, and at all times from November 23, 2009 to the date of the new letter from Fifth Third.

Miller/Howard has provided no other information respecting its ownership of voting securities of Energen within the 14 day period ending December 18, 2009 provided by Rule 14a-8(f)(1).

The Proposal was not submitted by the person identified by the record holder as the beneficial owner of the voting securities of the Company

Rule 14a-8(b) provides that a proponent which is not a registered holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder or (ii) providing a copy of certain SEC filings which do not appear applicable to the Proponent or its client. Rule 14a-8 does not contemplate that a proponent can establish its eligibility in any manner other than the two methods specified in the rule. While noting in each letter that Miller/Howard is the manager for the portfolio of the Elm Lawn Trust, Fifth Third, in its November 23, 2009 letter, states that Elm Lawn Trust "has beneficial ownership" of the voting securities held by Fifth Third and, in its December 14, 2009 letter, Fifth Third states that the Elm Lawn Trust "held" such securities. Fifth Third did not in any manner identify Miller/Howard as having ownership of such securities.

The power to direct voting of shares under an investment management agreement without express authority from the holder of the shares to submit shareholder proposals is not sufficient ownership to permit submission of a shareholder proposal under Rule 14a-8

The correspondence with Miller/Howard clearly indicates that it does not itself hold any shares of voting securities of Energen. It is merely the investment manager with respect to an account that does hold such shares and has a managed account application and managed account agreement (presumably with respect to such shares, although the managed account application and managed account agreement are with entities – Elm Lawn Fund and Elm Lawn Cemetery – whose names vary from the name of the entity listed in the Fifth Third letters respecting ownership of the voting securities of Energen) indicating that Miller/Howard has voting authority on such account (*see* Exhibit F, page 1, and Exhibit G, page 1).

The power to vote securities without having an economic interest in them is not sufficient for purposes of Rule 14a-8(b). Miller/Howard relies on an assertion that "beneficial ownership" as defined in Rule 13d-3 consisting solely of voting rights is sufficient to grant it rights to submit a proposal under Rule 14a-8. However, such well known standard term was not used by the Commission in Rule 14a-8(b) – the phrase "held" was:

> (b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this

> chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>
> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
>
> (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
>
> (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting. (*Emphasis added*)

Nowhere in Rule 14a-8(b) is there any indication that beneficial ownership, as opposed to actually having the economic ownership of the voting securities, is sufficient to entitle one to submit a shareholder proposal. This view is supported by the proposing release (Release 34-39093, 62 Fed. Reg. 50682 *et seq.*, September 26, 1997) pursuant to which the minimum ownership threshold was increased from $1,000 to $2,000 in which the Commission stated:

> We also request your comments on whether we should modify or eliminate the one-year continuous ownership period. One purpose of the requirement is to curtail abuse of the rule by requiring that those who put the company and the other shareholders to the expense of including a proposal in proxy materials have had a continuous investment interest in the company. (*Emphasis added*).

See also Ruddick Corporation (publicly available November 20, 1989)(ESOP participants whose plan accounts had been allocated the shares for more than one year, but had had pass-through voting rights under the plan for less than one year, were deemed to have satisfied the ownership requirements of the rule: "In arriving at a position, the staff has also particularly noted that the purpose of these requirements was to ensure that a proponent had 'some measured economic stake or investment in (a) corporation.'" *citing* Securities Exchange Act Release 34-20091). Miller/Howard does not have any economic or investment interest in the voting securities of Energen.

While the Commission and the Staff have made reference to the beneficial ownership definition of Rule 13d-3, such references have been in the context of noting that ownership for purposes of Rule 14a-8(b) must include the right to vote the securities, not that possession of the right to vote the securities without also possessing an economic interest in such shares is sufficient. *See* Tandy Corporation (publicly available August 6, 1990)(voting power held by trusts and corporation of which proponents are beneficiaries or in which proponents hold an interest, rather than by proponents); Xerox Corporation (publicly available February 19, 1992)(absence of right to vote unallocated shares in ESOP by plan participant negates beneficial ownership of such shares by participant – "In this regard, the staff notes that while the holdings of cosponsors may be aggregated, the eligibility requirements provide that ownership of a security includes the right to vote. You represent that the Proponents do not have the right to vote securities held on their behalf in those benefit plans sponsored by the Company upon which their ownership claims depend. Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials." (*emphasis added*)).

Moreover, the Staff has on a number of occasions declined to allow an investment manager to submit proposals on the basis of that authority alone. *See* Tecumseh Products Company (publicly available January 21, 1994)(investment manager identified as having beneficial ownership on behalf of its clients was not proper party to submit proposal); The Western Union Company (publicly available March 4, 2008)(proposal may be excluded where letter from record owner indicates securities held in client accounts of investment manager).

The conferring of voting authority is just that – an authorization to vote shares, nothing more. Without a specific authorization to submit shareholder proposals on behalf of a client who has the true economic ownership in the securities, an investment manager with no economic ownership interest should not be permitted to use Rule 14a-8 to further its own agenda and force a company to incur the expense of a shareholder proposal. Further, without such authorization from an informed client, as a fiduciary, how can Miller/Howard commit to "hold" (or, more accurately, force Elm Lawn Trust to continue to hold) the voting securities through the date of the 2010 Meeting in light of its duties as investment manager which may compel it to direct the disposition of such shares prior to such date if to do so is in the best interest of its client Elm Lawn Trust?

We would also submit that, if the Staff agrees with our view that because it does not have an economic ownership interest in the voting securities of Energen, and if Miller/Howard did not possess express authorization from Elm Lawn Trust to submit a proposal under Rule 14a-8 on behalf of Elm Lawn Trust at the time the Proposal was submitted, then obtaining authorization and ratification of the submission of the Proposal from Elm Lawn Trust now would not be sufficient, as the date for submitting shareholder proposals for the 2010 Meeting has passed and no proposal was submitted on a timely basis by a person having the right to do so when such proposal was submitted.

Proponent has not demonstrated that the one-year continuous ownership requirement has been met

Apart from Miller/Howard's failure to establish ownership by it that is sufficient for purposes of Rule 14a-8, Miller/Howard has failed to establish that the shares of Energen voting securities on which it relies in order to submit the Proposal have been held by Elm Lawn Trust for the requisite time period. The initial letter from Fifth Third is dated November 23, 2009 (*see* Exhibit C), and confirms ownership by Elm Lawn Trust only through that date. As Section C.1(c)(3) of Staff Legal Bulletin No. 14 dated July 13, 2001 indicates, this is insufficient to establish eligibility under Rule 14a-8(b):

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

While the subsequent letter from Fifth Third dated December 14, 2009 (see Exhibit G) states that Elm Lawn Trust "has held 1,770 shares of the voting securities of Energen Corporation continuously for more than one year prior to November 23, 2009," such letter does not clearly state that ownership continued through November 24, 2009, the date the Proposal was submitted, as required by Rule 14a-8, or that such shares continued to be held on or through the date of the certification.

Proponent purports to have authority to submit the Proposal based upon an application from Elm Lawn Fund and an agreement with Elm Lawn Cemetery; however, the share ownership documents from Fifth Third relate only to Elm Lawn Trust

The application and agreement which Miller/Howard submitted as evidence of its authority to submit the Proposal are from the Elm Lawn Fund and the Elm Lawn Cemetery. The Entity identified in the Fifth Third letters as owning shares of the voting securities of Energen, however, is Elm Lawn Trust. The evidence submitted by Miller/Howard of its authority to submit the Proposal on behalf of its customer is not from the entity identified by Fifth Third as the owner of the securities of Energen. Miller/Howard has therefore failed to meet its burden of demonstrating its eligibility under Rule 14a-8(b).

Conclusion

For the reasons stated above, we respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal and the Supporting Statement from the Proxy Materials for the 2010 Meeting under Rules 14a-8(b) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/lk

cc: Ms. Luan Steinhilber (via e-mail and Federal Express)
Director of Social Research
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498
E-mail: luan@mhinvest.com
Fax: (845) 679-5862

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

EXHIBIT A

Cover Letter of Miller/Howard
(dated November 24, 2009, received November 25, 2009)



November 24, 2009

VIA FEDERAL EXPRESS
J. David Woodruff
General Counsel and Secretary
Energen Corporation
605 Richard Arrington, Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2010 proxy statement of Energen Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2010 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000shares and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Enclosed is a letter from Fifth Third Institutional Services, acting custodian for the Elm Lawn Cemetery Trust with Miller/Howard Investments, Inc., confirming beneficial ownership of at least $2,000 of the shares held by Miller/Howard Investments, Inc.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. We are writing to express our concern about Energen Corporation's use of the technique known as hydraulic fracturing in the extraction of natural gas.

As active members in the socially responsible investing community, we are concerned about the environmental impact of Energen Corporation's hydraulic fracturing operations. It is Miller/Howard Investments, Inc.'s opinion that fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. We also believe that emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

We are therefore requesting that the company prepare a report on (1) the environmental impact of Energen Corporation's fracturing operations; (2) potential policies for the company to adopt,

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing. We also request that the policies explored by the report include, among other things, the use of less toxic fracturing fluids, recycling of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

As investors, we believe that strong environmental performance has long-run financial benefits. As people concerned about environmental stewardship, we are aware that hydraulic fracturing can directly affect the environment and human welfare.

A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Luan Steinhilber, Director of Social Research, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com.

Sincerely,



Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.

EXHIBIT B

Proposal and Supporting Statement of Miller/Howard
(sent with Exhibit A)

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing (1) the environmental impact of fracturing operations of Energen Corporation; (2) potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

EXHIBIT C

Letter of Fifth Third dated November 23, 2009
(sent with Exhibit A)


FIFTH THIRD
INSTITUTIONAL SERVICES

November 23, 2009

Patricia Karr Seabrook
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498

RE: Elm Lawn Trust
Energen Corp

Dear Ms. Karr Seabrook:

Fifth Third Bank acts as custodian for the Elm Lawn Cemetery Trust with Miller/Howard Investments, Inc. as the manager for this portfolio.

We confirm that Elm Lawn Cemetery Trust has beneficial ownership of at least $2,000 in market value of the voting securities of Energen Corporation and that such beneficial ownership has existed for one or more years in accordance with Rule14a-8(a)(1) of the Securities Exchange Act of 1934. The original purchase date for these shares was May 23, 2000.

Should you require further information, please contact me directly.

Best regards,

Frank Portner
Vice President and Manager
Global Securities Services
Fifth Third Institutional Services
Phone: 312-704-5521

EXHIBIT D

Deficiency Letter from Energen to Miller/Howard
(dated and delivered by facsimile and email on December 4, 2009)



J. David Woodruff
General Counsel and Secretary

ENERGEN CORPORATION
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2629

December 4, 2009

BY FEDERAL EXPRESS, FACSIMILE and EMAIL

Ms. Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

Energen Corporation ("Energen") has received your letter on behalf of Miller/Howard Investments, Inc. ("Miller/Howard") stating that Miller/Howard intends to file a proposal for consideration at Energen's 2010 Annual Meeting of Shareholders. Miller/Howard does not appear in Energen's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, you are required to prove to Energen your eligibility to submit the proposal.

You enclosed with your proposal a letter from Fifth Third Institutional Services (the "Fifth Third Letter") which indicates that Elm Lawn Cemetery Trust has beneficial ownership of at least $2,000 in market value of the voting securities of Energen and that such beneficial ownership has existed for one or more years, but does not clearly indicate that such beneficial ownership has been continuous as required by Rule 14a-8(b) and does not confirm that such ownership has been continuous through the date on which you submitted your proposal (the Fifth Third Letter being dated prior to the date of your proposal letter) as also required by Rule 14a-8(b).

The Fifth Third Letter indicates that Miller/Howard is the manager for the portfolio of Elm Lawn Cemetery Trust, but does not indicate that Miller/Howard itself holds shares of voting securities of Energen. Because Miller/Howard does not itself hold the requisite amount of voting securities, it does not appear to meet the eligibility requirements to submit a proposal under Rule 14a-8.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Energen by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of Energen's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

- your written statement that you intend to continue holding the shares through the date of Energen's annual meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that Miller/Howard itself met the share ownership and holding requirements for Rule 14a-8(b). You must also provide us with the number of shares held by Miller/Howard as we are required under Rule 14a-8(l) to be able to furnish such information to any shareholder requesting it if your proposal is included in Energen's proxy statement for the 2010 Annual Meeting, and in order for us to be able to verify compliance with the eligibility requirements.

Alternatively, if you were intending to submit the proposal on behalf of the Elm Lawn Cemetery Trust, you must provide us with evidence that at the time you submitted the proposal you were authorized to submit a shareholder proposal on behalf of the Elm Lawn Cemetery Trust, as well as the written statement of Elm Lawn Cemetery Trust that it intends to continue holding the shares through the date of Energen's annual meeting. In addition, you must provide information concerning the number of shares owned by Elm Lawn Cemetery Trust and its address and evidencing that Elm Lawn's ownership of such shares has been continuous for the requisite period in order that we may verify the eligibility of Elm Lawn Cemetery Trust under Rule 14a-8(b) to submit a shareholder proposal and may comply with Rule 14a-8(l). Notwithstanding any information you may submit concerning your authority to act for Elm Lawn Cemetery Trust and its eligibility to submit a proposal, we reserve the right to seek to exclude any proposal that is submitted on behalf of Elm Lawn Cemetery Trust (rather than on behalf of Miller/Howard itself based on its own eligibility) on the grounds that such proposal was not timely submitted on the Trust's behalf in accordance with Rule 14a-8(e).

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, you must transmit your response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Very truly yours,



J. David Woodruff

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders.

In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

<u>EXHIBIT E</u>

Response Letter of Miller/Howard
(dated and received by facsimile on December 16, 2009)


Miller/Howard
INVESTMENTS, INC

December 16, 2009

VIA FAX and FEDERAL EXPRESS
J. David Woodruff
General Counsel and Secretary
Energen Corporation
605 Richard Arrington, Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

I am writing in response to your letter of December 4, 2009 requesting documentation of our beneficial ownership of shares enabling us to file a shareholder resolution pursuant to Rule 14a-8. Miller/Howard Investments, Inc. is the manager of shares on behalf of the Elm Lawn Cemetery Trust and has authority under our contract with the Trust to vote shares on its behalf. Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

Because we have the power to vote shares on behalf of the Trust, we are a beneficial owner of the shares and are entitled to file a shareholder resolution. Enclosed please find a copy of the relevant contractual language regarding our authority to vote shares on behalf of the Trust. We intend to continue to hold such shares through the upcoming shareholder meeting. In addition, we enclose a revised letter from the custodian of the shares verifying the ownership amount and holding period.

If you have any questions or require more information please contact : Luan Steinhilber, Director of Social Research, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com.

Sincerely,

Luan Steinhilber
Director of Social Research

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

EXHIBIT G

Managed Account Agreement of Elm Lawn Cemetery
(sent with Exhibit E)

MANAGED ACCOUNT AGREEMENT

The following represents the Agreement between Miller/Howard Investments, Inc., a Delaware corporation ("manager") and Elm Lawn Cemetery ("client"):

1. Client shall retain the investment management services of manager for the management of certain assets of client. The amount and the source of such assets shall be at the discretion of client. Manager agrees to make its best efforts investing the assets of client.

2. Client will place the account assets in the possession of such custodian as client may designate, and manager shall not have at any time possession of client's assets. Manager shall communicate with the custodian as may be required in the normal course of doing business.

3. Client authorizes manager from time to time in its sole discretion to direct the custodian and brokers to sell, purchase, invest, reinvest, exchange, retain, deposit, or otherwise trade in or dispose of client's investment account assets, including equities, bonds, related securities, and exchange-traded options. Manager shall direct the manner, method, timing, and placement of such trading and disposition. Client agrees that all such trading and disposition shall be at the sole discretion of manager. Client's investment account shall include all income and proceeds from and additions to such assets. Manager represents that it is a registered investment advisor under the Investment Advisors Act of 1940, and acknowledges that it is a fiduciary of client's Plans and investment accounts.

4. Client agrees that the manager shall place its securities brokerage transactions with the broker or brokers of its choice unless otherwise instructed, at competitive commission rates in accordance with client's stated commission guidelines, or, as appropriate with commissions included in a comprehensive "wrap" fee.

5. Client understands and agrees that manager may act for other clients.

6. No provision of this agreement shall be considered as a waiver of any rights client may have in connection with any failure by manager to comply with any applicable law or regulation.

7. This agreement shall not be assignable or transferable without the consent of client, and client shall make no assignment without the consent of manager.

8. The parties understand and agree that fees for management of client's account shall be billed according to the attached fee schedule. Manager will bill client's agent, broker, or trustee for such fees quarterly at the beginning of each calendar quarter, based on the asset value of the account at the end of the previous quarter and concurrently send a copy of the bill to client. Fees may be prorated in arrears for significant capital withdrawals and/or additions during the period. Client agrees to provide manager with ten days written notice of any withdrawals or additions. If this agreement is canceled by either party the fee payable by client shall be prorated through the date that such cancellation is effective.

9. Either party may cancel this agreement on thirty days written notice, at any time for any reason or no reason, and there shall be no penalties for cancellation. This contract may be canceled for any reason or no reason within five days of the date of signing without penalty.

10. This agreement and all matters pertaining thereto shall be governed by, and construed in accordance with the laws of the State of New York. Any and all disputes arising under this agreement shall be settled in an arbitration proceeding conducted under the rules of the American Arbitration Association at Kingston, New York.

11. By the execution of this agreement client affirms that client has received information regarding the philosophy and implementation of manager's investment strategies and has received a written disclosure concerning the background and business practices of manager.

I have seen and read Miller/Howard Investments' brochure, Form ADV Part II, and examined performance history. I understand that past performance is no guarantee of future returns. I fully understand that stock prices can fluctuate with market conditions and no specific amount of future returns has been quoted to me by Miller/Howard Investments, Inc. I understand that manager fees will adjust on a pro rata basis when funds are added or withdrawn according to the contracted fee schedule.

AGREED:

Client: Elm Lawn Cemetery
Signature: [signature]
Date: Jan 31, 2000

Name: Helen Hamada
Miller/Howard Investments, Inc.
Title: Vice-President
Signature: [signature]
Date: 2/15/00

AFTER THE CONTRACT IS EXECUTED, YOU WILL RECEIVE A COPY OF THE MANAGED ACCOUNT AGREEMENT.

III. ADMINISTRATION

(10) CASH AND CASH EQUIVALENTS

All cash, whenever possible, should be invested in interest bearing securities. Generally, these securities should be free of risk, loss, price fluctuation and instantly salable. In order to accomplish this objective most efficiently, Chicago Trust's money market fund generally shall be used for "cash reserves," although investment grade corporate or government securities maturing in one year or less may be used if a sufficient yield advantage exists.

(11) TAX STATUS

The trust fund is a taxable entity. The fiscal year end of the fund is December 31. Therefore, specific consideration should be given to the tax impact of all security sales prior to consummating such sales. Miller/Howard should focus on maximizing the Account's after tax return. Particular attention should be given throughout the year, and especially near year-end, regarding cumulative capital gain, tax minimization strategies (e.g. "tax selling," "tax swaps," "substitution," etc). In addition, due to the disadvantageous tax treatment that impacts a net short-term loss (the inability to utilize short-term losses of more than $3,000 in one calendar year to offset ordinary income or long-term gains), the sale of securities that have depreciated and that have been held for less than one year should be minimized in the event that such sales would result in a net short-term loss, absent other compelling considerations. Furthermore, when selling a portion of a position that is comprised of multiple lots, Miller/Howard should specify the particular lot or lots to be sold, in order to minimize the tax impact of the transaction.

(12) PROXIES AND REORGANIZATIONS

Miller/Howard shall be responsible for voting the proxies for all securities held in the Account. Miller/Howard shall vote such proxies according to what it determines to be in the best interest of the Account. Miller/Howard shall not be required to consult with Elm Lawn in making such decisions, and Elm Lawn shall not otherwise be involved in this process.

Miller/Howard shall be responsible for advising the custodian as to the resolution of any reorganization issues that affect securities held in the Account. Miller/Howard shall advise the custodian according to what it determines to be in the best interest of the Account. Miller/Howard shall not be required to consult with Elm Lawn in making such decisions, and Elm Lawn shall not otherwise be involved in this process.

(13) DISCRETIONARY AUTHORITY

The Elm Lawn Account shall be considered discretionary in nature, and discretionary authority shall be given by Elm Lawn to Miller/Howard (an S.E.C. registered investment advisor).

(14) MONEY MANAGER COMMUNICATIONS

A) Investment Reports

If any investment reports are provided by Miller/Howard, they should be transmitted to both Elm Lawn and to IPEX.

B) Correspondence

Miller/Howard shall simultaneously provide IPEX with copies of any and all correspondence concerning the Account, sent to either Elm Lawn or to Chicago Trust.

C) Money Manager Billings

The billing statement for money management services rendered should be sent to Mr. Robert Troost at Elm Lawn, at the address set forth below (with a copy sent to IPEX at the addresses set forth in Section 15), for subsequent payment by Mr. Troost.

<u>EXHIBIT H</u>

Letter of Fifth Third dated December 14, 2009
(sent with Exhibit E)


5/3
FIFTH THIRD
INSTITUTIONAL SERVICES

December 14, 2009

Ms. Luan Steinhilber
Director of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

Fifth Third Bank acts as custodian for the Elm Lawn Cemetery Trust with Miller/Howard Investments, Inc., as the manager for this portfolio.

We confirm that Elm Lawn Cemetery Trust has held 1,770 shares of the voting securities of Energen Corporation continuously for more than one year prior to November 23, 2009, so that such shares have held a market value in excess of $2000 for the entirety of the relevant holding period.

Should you require further information, please contact me directly.

Best regards,

Mary Hubbard
Senior Client Service Manager
Global Securities Services
Fifth Third Institutional Services
Phone: 616.653.5365